Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 8, 2018 - 3:00 p.m. CEST

Voting Results

	FOR	AGAINST	ABSTAIN
Adoption of the annual accounts over the financial year 2017	2,105,576,594	48,104	174,697
Appointment of the external auditor for the financial year 2018	2,105,719,813	36,423	43,159
Release of the management directors from liability for the exercise of their duties during the financial year 2017	2,104,672,581	402,982	723,832
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2017	2,104,669,032	407,959	722,404
Reappointment of A.P. Hefer as managing director	2,099,725,275	5,997,627	76,493
Reappointment of R.T.J. Schrömgens as managing director	2,104,493,322	1,236,723	69,350
Reappointment of T.J. Thomas as managing director	2.104,477,495	1,242,724	79,176
Appointment of R. Dzielak as supervisory director	2,102,093,451	3,630,548	75,396
Authorization of the management board to acquire shares in the Company's capital	2,105,617,725	115,710	65,960